Exhibit 99.98

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”)
90 Eglinton Avenue East
Suite 805
Toronto, ON
M4P 2Y3

Item 2	Date of Material Changes

January 19, 2021 and January 20, 2021

Item 3	News Release

News releases with respect to the material changes referred to in this report were disseminated by the Company on January 19, 2021 and January 20, 2021 through Canadian News Wire and subsequently filed on SEDAR.

Item 4	Summary of Material Changes

On January 19, 2021, Enthusiast Gaming and Blue Ant Media Inc. (the “Selling Shareholder”) entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Lead Underwriter” and collectively the “Underwriters”) pursuant to which the Underwriters agreed to sell, on a bought-deal basis, 7,300,000 common shares in the capital of Enthusiast Gaming (the “Shares”) at a price of $5.75 per Share (the “Offering Price”) for gross proceeds of approximately $42 million. Under the agreement, 4,850,000 Shares were to be issued from treasury by Enthusiast Gaming gross proceeds of approximately $27.9 million (the “Treasury Offering”) and an aggregate of 2,450,000 Shares will be offered by the Selling Shareholder (the “Secondary Offering, and together with the Treasury Offering, the “Offering”). In addition, the Company and the Selling Shareholder granted the Underwriters the Option (as defined below). The net proceeds from the Treasury Offering are expected to be used for future acquisitions, working capital and general corporate purposes.

On January 20, 2021, the Treasury Offering was increased to 6,420,000 Shares at the Offering Price for gross proceeds to the Company of approximately $36.9 million, increasing the aggregate gross proceeds of the Offering to approximately $51 million. The Option was increased to 1,330,500 Shares, to be satisfied pro rata between the Company and the Selling Shareholder.

Item 5	Full Description of Material Changes

On January 19, 2021, Enthusiast Gaming and the Selling Shareholder entered into an agreement with the Underwriters led by the Lead Underwriter, pursuant to which the Underwriters agreed to sell, on a bought deal basis, 7,300,000 Shares at the Offering Price for total gross proceeds of approximately $42 million.

Under the agreement, 4,850,000 Shares were to be issued from treasury by Enthusiast Gaming for gross proceeds of approximately $27.9 million and an aggregate of 2,450,000 Shares will be offered by the Selling Shareholder. The Selling Shareholder is selling approximately 13.4% of their holdings of Enthusiast Gaming, and will continue after the Offering to retain a substantial interest in the Company.

The Company and the Selling Shareholder also granted the Underwriters an overallotment option (the “Option”) to purchase, any time up to the date that is 30 days following the closing of the Offering, up to an additional 1,095,000 Shares (representing 15% of the base Offering) at the Offering Price exercisable in whole or in part for a period of 30 days following the closing of the Offering. The Option, if exercised, will be satisfied pro rata by the Company and the Selling Shareholder.

On January 20, 2021, Enthusiast Gaming and the Selling Shareholder entered into an amended agreement with the Underwriters, pursuant to which the Offering was increased to 8,870,000 Shares for aggregate gross proceeds of $51,002,500. Pursuant to the amended agreement, the Treasury Offering was increased to 6,420,000 Shares for gross proceeds to the Company of $36,915,000 and the Option was increased to 1,330,500 Shares. If the Option is exercised in full, the Company would issue an additional 963,000 Shares and aggregate gross proceeds to the Company would be $42,452,250.

The net proceeds from the Treasury Offering are expected to be used for future acquisitions, working capital and general corporate purposes. The Company will not receive any proceeds from the sale of common shares associated with the Secondary Offering.

The Offering is expected to close on or about February 10, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including approval of the TSX.

The Shares will be offered in Canada pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) under National Instrument 44-101 Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Offering will be contained in the short form prospectus.

The Shares of the Company, including securities offered, have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and the securities offered may not be offered or sold in the United States, absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares. The offering or sale of the Offered Shares shall not be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alex Macdonald
Chief Financial Officer
416.623.9360.

Item 9	Date of Report

January 25, 2021

Forward Looking Information

Certain information in this material change report constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this material change report that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend”, “estimate” or the negative of these terms and similar expressions.

Forward-looking statements in this material change report include, but are not limited to statements with respect to: (i) the Offering and the timing for its completion; (ii) the satisfaction of closing conditions which include, without limitation, obtaining the necessary approvals from the Toronto Stock Exchange; and (iii) the intended use of proceeds of the Offering.

Forward-looking statements are based on certain assumptions regarding Enthusiast Gaming, including the completion of the Offering. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. The assumptions of Enthusiast Gaming, although considered reasonable by them at the time of preparation, may prove to be incorrect.

In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the inability to implement business strategies; competition; currency and interest rate fluctuations; a potential increase in the severity of the COVID-19 pandemic and its potential impacts on the Company’s business and other risks. Among other things, there can be no assurance that the Offering will be completed or that the anticipated benefits from the Offering will be achieved. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.